UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DYNAMIC NATURAL RESOURCES, INC.
(Name of Issuer)

Common Stock, par value $.0001
 (Title of Class of Securities)

267897205

(CUSIP Number)

Daniel Seifer
4047 Broadmoor Court
Howell, MI 48843
(480) 855-8877
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2008
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 267897205

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Daniel Seifer

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

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3. SEC Use Only

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4. Source of Funds (See Instructions) OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization: USA

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Number of Shares Beneficially Owned with:

7. Sole Voting Power: 2,540,270

8. Shared Voting Power: 2,408,204(1)

9. Sole Dispositive Power: 2,540,270

10. Shared Dispositive Power: 2,408,204(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,948,474

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Represented by Amount in Row (11): 34.9%

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14. Type of Reporting Person (See Instructions): IN

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(1) Includes 2,154,071 shares owned by Smarts Financial Services, Inc., a company controlled by Daniel Seifer, and 251,633 shares owned Daniel Seifer's spouse.

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Daniel Seifer’s receipt of beneficial ownership in 1,500,000 shares of common stock, $.0001 par value per share (the "Common Stock"), of Dynamic Natural Resources, Inc., a Nevada corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 78 South Street, Suite 202, Wrentham, MA 02093.

ITEM 2. IDENTITY AND BACKGROUND

Mr. Seifer joined Universal Tracking Solutions, Inc. (“UTS”), a Nevada corporation, as a director at its inception in July 2006. Mr. Seifer has spent the last 12 years as a public company consultant though his company Smarts Financial Services, Inc. Mr. Seifer’s consulting services include the provision of advice in the realms of investor relations, public relations, capital formation, and mergers and acquisitions. Mr. Seifer has been a director since August 2006 of the Company and was its CEO and chairman of the board between approximately August 2006 and August 2007. Mr. Seifer graduated from Michigan State University with a degree in engineering and a minor in business.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 8, 2008, the Issuer acquired UTS as a wholly-owned subsidiary. Mr. Seifer exchanged 1,500,000 shares of UTS, par value $.0001 per share, for 1,500,000 shares of Dynamic Natural Resources, Inc., common stock, par value $.0001 per share. The details of this transaction are disclosed in the Issuer’s Definitive Schedule 14C filed with the Securities and Exchange Commission on September 18, 2008, and incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

Mr. Seifer’s shares in the Issuer were issued in exchange for his surrender of his UTS shares to the Issuer. The details of this transaction are disclosed on the Issuer’s Definitive Schedule 14C filed with the Securities and Exchange Commission on September 18, 2008, and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of October 8, 2008, the Issuer had 14,166,534 shares outstanding. Mr. Seifer’s beneficial ownership in the common stock and warrants of the Issuer now amounts to 4,948,474 shares, or 34.9%.

(b) As of October 8, 2008, Mr. Seifer has the sole power to vote or direct the vote and sole power dispose or direct the disposition, as to 2,540,270 shares of Common Stock.

(c) See Item 4 above.

(d) See Item 6 below.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 2, 2008, the shareholders of UTS entered into a share exchange agreement with Dynamic Merger Shell, Inc. (later amended to substitute Dynamic Merger Sub, Inc.), a wholly-owned subsidiary of the Issuer. The share exchange agreement and preceding board resolution are attached as Exhibits 3 and 4 to the Issuer’s Definitive Schedule 14C filed with the Securities and Exchange Commission on September 18, 2008, and incorporated herein by reference. The acquisition of UTS as a subsidiary of the Issuer was consummated on October 8, 2008. As a result of the share exchange, Mr. Seifer received 1,500,000 shares of the Issuer’s common stock. Mr. Seifer therefore has total beneficial ownership over 4,948,474 shares of the Issuer’s common stock which amounts to 34.9% of the Issuer’s issued and outstanding common stock.

Daniel Seifer and Mark Seifer, along with 100% of all other UTS shareholders, voted their UTS shares in favor of the proposed merger.  Daniel Seifer is a director and significant shareholder of UTS and the Company.  Daniel Seifer has participated in all or almost all negotiations between UTS and the Company concerning the proposal for, and terms of, the proposed merger of UTS.

The Share Exchange Agreement between Dynamic Merger Shell, Inc. and the Shareholders of Universal Tracking Solutions, Inc. (the “Plan of Share Exchange”) generally provides for the following:

1)   Universal Tracking Solutions, Inc. will become a wholly-owned subsidiary of Dynamic Natural Resources, Inc. upon the execution of the terms of the Plan of Share Exchange and compliance with the requirements of the laws of Nevada with respect to share exchange transactions;

2)   Dynamic Natural Resources, Inc. shall issue and deliver to UTS shareholders Seven Million Eighty-Two Thousand Five Hundred (7,082,500) shares of Dynamic’s validly issued, fully-paid and non-assessable restricted Common Stock, $0.0001 par value per share in exchange for UTS’ shareholders’ transfer of their 64% ownership interest in UTS or 7,082,500 book entry shares of UTS common stock, $0.0001 par value per share (the "UTS Shares") constituting all of the issued and outstanding capital stock of UTS not owned by Dynamic Natural Resources, Inc., upon the terms, provisions, and conditions and for the consideration hereinafter set forth in the Share Exchange Agreement, and thereby making UTS a wholly-owned subsidiary of the Issuer;

3)  Upon the effectiveness of the Plan of Share Exchange, each outstanding share of Universal Tracking Solutions, Inc. will be converted into a single share of Dynamic Natural Resources, Inc. without any action on the part of the holder thereof; and

4)  The Plan of Share Exchange shall be effected by the filing of respective articles and plans of share exchange with the State of Nevada Secretary of State.

5)   Dynamic Common Stock Certificates will be distributed after the Effective Date of the Plan of Share Exchange.  The Effective Date will occur at least 20 days after the filing of an Information Statement with the SEC and at least 10 days after mailing of the Information Statement to the Issuer’s shareholders.

6)   UTS shareholders of record as of May 1, 2008 are eligible to participate in the share exchange.

The determination of the exchange ratio in the share exchange was based on the relative degree of control UTS’ controlling shareholders agreed to relinquish in exchange for the potential benefits that ownership of a public issuer may offer, on the one hand, and, on the other hand, the assurance of continued opportunities to increase the value of Issuer holdings.

At the Effective Date of the share exchange, holders of UTS common stock ceased to be stockholders of UTS and will no longer have any rights as UTS stockholders, other than the right to receive the applicable consideration in the share exchange.  After the Effective Date, there will be no transfers on UTS’ stock transfer books of any shares of UTS common stock.

The term sheet also contained a condition precedent to the Share Exchange Agreement that the Issuer shall have effected a reverse split of its common stock and have issued a stock dividend to the September 15, 2006 shareholders of the Issuer. These actions occurred in April 2008.

On February 1, 2007, UTS entered into a non-interest bearing short-term credit agreement with Daniel Seifer, a director and shareholder of the Company, for a total of $133,000. The note was increased by $20,000 during the second quarter of 2007. As of the filing date of this Information Statement, $153,000 was outstanding under this agreement.

Daniel Seifer and his father, Mark Seifer, held 2,000,000 warrants to purchase 2,000,000 shares of UTS common stock at $0.20 per share. The warrants expire in July 2008. However, for the purposes of the proposed merger with UTS, Daniel and Mark Seifer have cancelled the warrants.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1

Share Exchange Agreement Between Dynamic Merger Shell, Inc. and the Shareholders of Universal Tracking Solutions, Inc., dated May 2, 2008. (Incorporated herein by reference to Exhibit 4 of the Issuer’s Definitive Schedule 14C filed September 18, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2008	By:	/s/ Daniel Seifer
Daniel Seifer

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).